UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 27, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

National Health Partners, Inc.

File No. 333-126315 - CF#24568

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National Health Partners, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form SB-2 filed on June 30, 2005.

Based on representations by National Health Partners, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.9	through December 31, 2011
Exhibit 10.10	through December 31, 2011
Exhibit 10.11	through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel